SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1910-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated September 8, 2005.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  September 8, 2005

UNILENS VISION INC.
(Registrant)

By	/s/ Alfred W. Vitale

Name:	Alfred W. Vitale
Title:	President

Unilens Vision Launches C-VUE(R) 55 Custom Toric Lens

C-VUE 55 Custom Toric Lens Provides Astigmatic Patients with Optimum
Visual Acuity at Every Distance

        LARGO, Fla., Sept. 8 /PRNewswire-FirstCall/ -- Unilens Vision Inc. (OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today announced the launch of a new soft, custom toric contact lens that will provide astigmatic patients with all-day comfort, ease of fit and optimum visual acuity at every distance.

        Astigmatism, a condition in which the eye is shaped like a football, instead of a baseball, can create symptoms such as blurred vision, eyestrain and double vision. Unilens, known as the eye care professional’s specialty contact lens company, continues its tradition of outstanding custom lens solutions by offering the new C-VUE 55 Custom Toric in made-to-order powers and axes in 1 degree steps.

        The new lens is manufactured by Unilens’ proprietary ALGES computer- controlled lathe system, which provides a full range of parameters with complete reproducibility. C-VUE 55 Custom Toric features daily wear with variable replacement, and it is available in single, 3, and 4 packs.

        “With the continued success of our best selling, soft C-VUE Multifocal lenses and our C-VUE 55 Toric Multifocal, we are very pleased to now offer our advanced toric technology in the new C-VUE 55 Custom Toric,” stated A. W. Vitale, Chief Executive Officer of Unilens Vision Inc. “The addition of the C-VUE 55 Custom Toric to our product line expands the Company’s portfolio of soft lens products that serve the rapidly growing specialty contact lens marketplace.”

        About Unilens Vision Inc. - “The Eye Care Professional’s Specialty Contact Lens Company”

        Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA,  located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-VUE, Unilens, Sof-Form, Lombart, and LifeStyle brands.  Additional information on the Company may be accessed on the Internet at http://www.unilens.com .

        The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the TSX Venture Exchange under the symbol “UVI”.

        The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward- looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

        For more information, please contact:
        Kelly McKnight at (727) 544-2531

SOURCE  Unilens Vision Inc.
        -0-                                                         09/08/2005
        /CONTACT:  Kelly McKnight, Unilens Vision Inc, +1-727-544-2531/
        /Web site:  http://www.unilens.com /

MD
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